

December 29, 2010

Michael P. McGrath
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

>   **Re: Mercantile Bancorp, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed December 28, 2010**
>   **File No. 001-32434**

Dear McGrath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 28, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   We note that you intend to file restated financial statements as soon as practical as of and for the period ended September 30, 2010 in amended Form 10-Q for the quarter then ended. Please provide us with your timeframe for filing the amended Form 10-Q.

2.   We note your disclosure that you amended your call report on December 17, 2010 to reflect an additional $6.2 million in loan loss provision.   Please tell us if the call report amended was as of September 30, 2010 or another as of date. If another date please tell us how you determined it was not necessary to amend your call report as of September 30, 2010.

3.   We note your disclosure that the restatement includes a $6.2 million write-down of two commercial real estate loans and a $6.2 million increase in your allowance for loan losses as of September 30, 2010. Please tell us the following related to the adjustments:

   - The triggering events and facts you considered in your determination that both of these adjustments should be retroactively applied to the third quarter of 2010.

   - Provide us with the following for the two commercial real estate loans as of June 30, 2010 *and* September 30, 2010:
     o   Total amount of each loan at origination and current lending commitment;
     o   Total outstanding balance for each loan before the adjustment;
     o   The allowance for loan losses associated with each loan, as applicable;
     o   Whether the loans were performing or non-performing;
     o   The underlying collateral supporting the loans; and
     o   The last appraisal obtained for the collateral supporting the loans, as applicable.

4.   In addition, please tell us how you determined that the increase in the allowance for loan losses and provision should be $6.2 million, the exact amount of the write-downs. In your response please include a discussion of the following:

   - The specific facts and circumstances you considered in your calculation of the additional provision;

   - A breakout of the $6.2 million between your specific reserve and general reserve; and

   - How you changed your allowance for loan losses methodology as a result of these findings (i.e. your appraisal process, historical loss factor, etc.).

5.   When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures as of September 30, 2010. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Lindsay McCord at (202) 551-3417.

Sincerely,

Lindsay McCord
Staff Accountant